CALYPSO WIRELESS, INC.

5753 N.W. 158th Street

Miami Lakes, Florida 33014

September 15, 2005

U. S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attention: Mr. Al Rodriguez

RE: Calypso Wireless, Inc.

Form 10-KSB for the fiscal year ended December 31, 2004
Form 10-QSB for the period ended March 31, 2005

File No. 01-08497

Dear Mr. Rodriguez:

This additional correspondence is in response to the staff’s letter to Calypso Wireless, Inc. dated June 13, 2005. We will also submit via EDGAR the amended Form 10-KSB for 2004 and the Form 10-QSB for the first quarter of 2005 in response to the staff’s letter following our receipt of the staff’s further comments.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Response 1.

In response to this comment, the Company has prepared and we shall file an amendment to the Form 10-KSB for the year ended December 31, 2004 and specifically in MD&A Liquidity and Capital Resources. We have revised and expand our disclosure under Liquidity and Capital Resources as follows:

Liquidity and Capital Resources

At December 31, 2004, we had a working capital deficit of $125,238 as compared with a working capital of $172,704 at December 31, 2003. Subsequent to December 31, 2004, the Company raised $1,000,000 in a private placement offering for working capital purposes. In addition, the Company has signed subscription agreements to raise an additional $2,352,000,000. Additionally, the Company is completing a Private Placement Memorandum to raise additional funds.

The Company requires approximately $1.5 million to fund its 2005 annual operating budget and $2.5 million for investment in manufacturing set-up, molds and tooling, intellectual property protection in foreign markets and initial sales and marketing efforts. If we are successful in negotiating new orders for the sale of our products, we expect to experience working capital requirements related to the financing of receivables and inventory. Because we expect to receive letters-of-credit securing purchases by our customers, and favorable terms from suppliers, we believe our total requirement for working capital financing will not exceed $3 million during the year 2005.. Financing of this type can generally be obtained, using the accounts receivable and inventory as collateral, however there is no assurance that such financing can be arranged.

The Company signed two procurement agreements to deliver its smart real-time two-way video conferencing cellular phones, and is currently negotiating additional procurement agreements to deliver the cellular phones. The Company expects to begin shipping its products during the fourth quarter of 2005.

We have historically sustained our operations and funded our capital requirements with the funds received from the sale of our common stock. To date, the Company's investors have contributed over $14.4 million in cash and approximately $6,000,000 in services, in consideration for the issuance of stock. The Company is currently negotiating debt and/or equity financing arrangements to provide an alternative source for its future capital needs. However, there can be no assurance that we will be able to obtain this capital on acceptable terms, if at all. In such an event, this may have a materially adverse effect on our business, operating results and financial condition.

Software development costs represent capitalized costs incurred in the development of the cellular phones and telecommunications infrastructure software. The Company began capitalizing this cost once technological feasibility had been established during the first quarter of 1999. All costs incurred prior to establishment of technological feasibility were expensed as research and development expenses. The Company established a policy to amortize the capitalized software and development costs over a three year period beginning January, 2004. The 2004 amortization amounted to $1,552,698. Effective January 1, 2005, all costs associated with the development of the phones, which were completed in early 2005, will be expended as incurred.

The Company will begin amortizing this cost once the products are available for general release to customers.

In addition, we have expanded disclosure in note 12 "Operational Status" as follows:

Note 12. Operational Status

The Company is a development stage corporation. Successful development and marketing of the Company’s products and the procurement of additional financing is necessary for the Company to continue as a going concern.

The Company signed investment banking agreements with three investment banking firms to assist the Company with raising additional capital.

In view of these matters, realization of a major portion of the assets in the accompanying consolidated balance sheet is dependent upon continued operations of the Company and the success of raising additional capital through debt and/or equity financing. Management believes that actions presently being taken to obtain additional equity financing will provide the opportunity for the Company to continue as a going concern.

Our auditor provided us with the following letter concering consideration given to AU Section 341:

Re: Calypso Wireless, Inc.

Dear Mr. Rodriquez:

This letter is in response to comment number 1 to your letter of comments on your review of Calypso Wireless, Inc. (the "Company") Form 10-KSB for the year ended December 31, 2004 and Form 10-QSB for the quarter ended March 31, 2005.

At April 15, 2005, we evaluated the Company’s ability to continue as a going concern as of December 31, 2004. As a part of our evaluation, we asked the Company to provide us with an operating cash budget (semi-fixed operating expenses) for the year ending December 31, 2005. Based on the operating cash budget, we noted that the Company estimated the cash requirements to be approximately $2,000,000 (excluding the cost to produce the telephones). We noted that the Company had available cash of $36,000 at December 31, 2004, had received $1,000,000 of equity financing from January 1, 2005 through April 15, 2005, and had outstanding signed commitment agreements for additional equity financing in the amount of $2,000,000 from a funding source who had successfully completed equity financing for the Company over the last two years. The funds received plus the outstanding commitments would provide the Company with $3,000,000 in equity financing for the 2005 year. We compared the $3,000,000 in equity funding to the operating cash requirements, considered the history of the Company, its ability to cut costs if necessary, and concluded that the Company had the ability to continue as a going concern.

In concluding that the Company had the ability to continue as a going concern, we only considered the semi-fixed operating cash requirements of approximately $2,000,000 because the cost of actually producing the telephones are variable costs that would be funded by the letters of credit that would accompany any purchase orders received by the Company. Therefore, we concluded that the Company had and still has the ability to continue in existence through December 31, 2005. However, based on your concerns and to take the conservative approach, we have encouraged the Company to add a note to the consolidated financial statements disclosing the Company’s current operating status and a need for additional equity and/or debt financing to allow the Company the ability to fund the cash operating plans and production of the telephones (see revised note 10 to the financial statements).

We performed a subsequent review of the Company’s financial status as of August 1, 2005 and noted that the Company actually collected $1,050,000 of the $2,000,000 commitments for the equity funding that was disclosed in note 10 to the financial statements for the year ended December 31, 2004. In addition to the outstanding commitment of $950,000 ($2,000,000 less $1,050,000) at August 1, 2005, the Company has received two additional commitments to raise (on a "best effort basis") $5,000,000.

Based on our subsequent review, we still consider the Company to have the ability to continue as a going concern through December 31, 2005.

If you should have any additional questions, please do not hesitate to call me at 713-272-8500.

Sincerely,

/s/ Everett R. Bassie

Response 2.

The Company has expanded its disclosure to include a detailed discussion of management’s viable plan for overcoming the Company’s financial status. See the response and the revised disclosure discussed in Response 1 above. The 10-KSB disclosures have been updated as follows:

Response 3.

We have revised the disclosure in Item 8A Controls and Procedures to disclose that our controls and procedures were not effective as of December 31, 2004. The Form 10-KSB amendment will provide as follows:

Item 8A. Controls and Procedures

Evaluation of disclosure controls and procedures.

The Company's former chief executive officer and former chief financial officer conducted an evaluation regarding the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act. Based upon the evaluation of these controls and procedures, our former chief executive officer and former chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2004. The Company is undertaking to establish disclosure controls and procedures that are compliant with procedures as defind in Rules 13a-15(e) or 15d-15(e) under the Exchange Act.

Changes in internal controls.

During the period covered by this report, no changes occurred in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. However, the Company’s internal control over financial reporting was not compliant with the procedures as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act.

The Company has acted to improve, and will continue to strengthen certain corporate governance procedures and certain disclosure controls and procedures. As part of this commitment, our new Chief Financial Officer, working with the Chief Executive Officer and the Board of Directors have initiated a number of steps, including those in response to the Sarbanes Oxley Act of 2002 and corresponding SEC requirements. Specific action taken or planned by us includes the following:

We are conducting a comprehensive review of the adequacy of our policies and procedures with respect to the administration of our equity compensation plans (including stock grants, stock option and warrant plans) and purchases and sales of our securities.

We are implementing a Section 16 reporting program for officers, directors and 10% beneficial owners to advise those persons of their reporting responsibilities and to make arrangements for filing timely reports in the event a reportable transaction occurs.

Our new Chief Executive Officer and new Chief Financial Officer are carrying out an evaluation of the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, as amended. Based upon the steps outlined in the preceding paragraph, our new Chief Executive Officer and new Chief Financial Officer have concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2004 and the restatements to the financial statements for the 2002, 2003 and 2004 fiscal years are reflected in this filing. Further, new procedures and controls are being implemented to insure that material information relating to us and our consolidated subsidiary will be made known in a timely manner as required to include such information in the Company's periodic filings with the Securities and Exchange Commission."

Response 4.

In accordance with SFAS 86, the Company expensed as research and development costs, all costs associated with establishing the technological feasibility of the software. Technological feasibility was demonstrated in the first quarter of 1999. Attached is a summary of expenditures capitalized as software development costs and reflecting the adjustments for amortization being recognized with this restatement. With the granting of the patent in January 2004 and the completion of the phone in early 2005, the Company established a policy to amortize the December 31, 2004 balance over a three year period beginning in 2004. Effective January 1, 2005, all costs associated with the development of the phones, which were completed in early 2005, will be expended as incurred. In 2004, the amortization amounted to $1,552,698. SOP 98-1 deals with software developed for internal use. Because the software of the Company was developed for sale, either as a component of phones sold by the Company, or in the form of license agreements, which will permit other manufacturers to incorporate the Calypso ASNAP(TM) technology into their products, we believe that SOP98-1 does not apply.

Note 4. Software Development Costs

Software development costs represent capitalized costs incurred in the development of the cellular phones and telecommunications infrastructure software. The Company began capitalizing this cost once technological feasibility had been established during the first quarter of 1999. All costs incurred prior to establishment of technological feasibility were expensed as research and development expenses. The Company will begin amortizing this cost once the products are available for general release to customers. See note 9 for restatement of amounts reported as software development costs in 2003 and 2002. Effective December 31, 2004, the Company began amortizing the December 31, 2004 balance of software development costs over a three-year period. For the year ended December 31, 2004 and 2003, amortization expense for software development cost was $1,552,698 and $0, respectively. Effective January 1, 2005, Company is no longer capitalizing software development costs.

Note 11. Subsequent Restatements will provide as follows:

(11) Subsequent Restatements

The December 31, 2004 and 2003 financial statements have been restated to correct for the unrecorded liabilities related to non-employee stock based compensation, and the amortization of software development costs. The prior period adjustments to present the correction of errors are as follows:

	2003		2004
	As Previously		As Previously
	As Restated	Reported	As Restated	Reported
December 31:
Net software development costs	$4,718,238	3,105,399
Other assets	54,310	114,451
Accounts payable and accrued expenses	557,263	2,880,691	273,497	1,240,443
Deficit accumulated during the development stage	(16,475,915)	(19,974,040)	(8,473,464)	(9,079,910)
Total stockholders' equity	5,171,519	1,295,394	9,055,140	8,088,194

For the years ended December 31:
General and administrative expenses	$4,247,065	5,586,046	2,427,133	3,033,579
Depreciation and amortization	59,118	1,611,816
Net loss	(8,002,451)	(10,894,130)	(3,202,702)	(3,809,148)
Basic loss per share	(0.07)	(0.10)	(0.03)	(0.04)

Response 5.

We will undertake to incorporate the staff’s comments and corresponding disclosure in the Company’s Form 10-QSB for the period ended March 31, 2005 as soon as

We are continuing to evaluate the Company’s prior disclosures and will notify you immediately in there are any other adjustments necessary. Further, we acknowledge that:

the Company is responsible for the adequacy and accuracy of disclosures in its filings;

staff comments or changes to disclosures do not foreclose the Commission from taking any action with respect to the filings;

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional comments, please do not hesitate to call me at 713-952-7300.

Sincerely,

/s/ Cheryl Dotson

Cheryl Dotson

Chief Financial Officer